Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-259797 and 333-257440

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated May 4, 2022)

Rocket Lab USA, Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 4, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Nos. 333-259797 and 333-257440). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “RKLB”. On September 2, 2022, the last reported sales price of our common stock was $5.32 per share.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 02, 2022

ROCKET LAB USA, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39560	98-1550340
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3881 McGowen Street
Long Beach, California		90808
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 714 465-5737

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RKLB	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 2, 2022, Rocket Lab USA, Inc. (the “Company”) increased the size of its Board of Directors (the “Board”) in accordance with the Company’s Amended and Restated Bylaws from eight to nine directors, creating one vacancy on the Board. On September 2, 2022, the Board appointed Dr. Edward H. Frank as a Class II director to fill the newly-created vacancy on the Board, with an initial term expiring at the Company’s 2023 annual meeting of stockholders. The Company determined that Dr. Frank qualifies as an “independent director” for purposes of The Nasdaq Stock Market listing standards.

Dr. Frank has served as a co-founder and the Chief Executive Officer of Brilliant Lime, Inc., a developer of silicon, systems, and software products, since October 2017. Dr. Frank co-founded Cloud Parity Inc., a voice-of-the-customer startup in the San Francisco Bay Area, in late 2013 and served as its Chief Executive Officer until September 2016. From May 2009 through October 2013, Dr. Frank was Vice President of Macintosh Hardware Systems Engineering at Apple, Inc. (“Apple”). Before joining Apple, Dr. Frank was Corporate Vice President of Research and Development at Broadcom Inc. (“Broadcom”). Prior to joining Broadcom Dr. Frank was the founding Chief Executive Officer of Epigram, Inc., a developer of integrated circuits and software for home networking, which Broadcom acquired in 1999. Dr. Frank serves on the board of directors of Marvell Technology, Inc., Analog Devices, Inc. and SiTime Corporation and is an advisor to, or board member for, several privately held Bay Area venture capital firms and startups. Within the past five years, Dr. Frank has also served as a director of Amesite Inc., Quantenna Communications, Inc. and of Cavium Inc. Dr. Frank holds a Bachelor of Science in Electrical Engineering and Master of Science in Electrical Engineering from Stanford University and a Ph.D. in Computer Science from Carnegie Mellon University, where he also serves on the Board of Trustees. In 2018, Dr. Frank was elected to the National Academy of Engineering for his contribution to the development and commercialization of wireless networking products. He is also a Fellow of the IEEE, and an NACD Board Leadership Fellow. The Company believes that Dr. Frank is qualified to serve on our board of directors due to his demonstrated leadership in his field and his experience.

Dr. Frank will receive cash compensation pursuant to the Company’s standard non-employee director compensation as described in the Company’s Amended and Restated Non-Employee Director Compensation Policy (“Policy”) filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2022. His annual cash retainer will be prorated for 2022 to reflect his expected term. In addition, pursuant to the Policy, on the date of his election or appointment, Dr. Frank will receive a one-time grant of restricted stock units with a value of $360,000, referred to as the initial grant, that will vest in three equal annual installments over three years, subject to Dr. Frank’s continued service through each applicable vesting date. On the date of each annual meeting of stockholders of our Company, Dr. Frank will receive a grant of restricted stock units with a value of $180,000, referred to as the annual grant, that will vest in full on the earlier of (i) the one year anniversary of the grant date, or (ii) the next annual meeting of our stockholders, subject to Dr. Frank’s continued service through the applicable vesting date; provided, that notwithstanding the foregoing, at the next annual meeting of stockholders of our Company, in lieu of the annual grant, Dr. Frank will receive a pro-rata portion of the annual grant based on the time between his appointment and such next annual meeting of stockholders. The equity awards granted under the Policy are subject to full acceleration of vesting upon the sale of the Company.

In connection with Dr. Frank’s appointment to the Board, the Company will enter into an indemnification agreement with Dr. Frank in accordance with the Company’s standard practice and pursuant to the form previously approved by the Board, which form was filed as Exhibit 10.1 to the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 24, 2022.

There have not been any transactions since the beginning of the Company’s last fiscal year, nor are there any proposed transactions, in which the Company was or is to be a participant involving amounts exceeding $120,000 and in which Dr. Frank had or will have a direct or indirect material interest. There are no arrangements or understandings between Dr. Frank and the Company or any other persons pursuant to which Dr. Frank was appointed as a director of the Company.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

99.1	Press Release: Rocket Lab USA, Inc. Announces the Appointment of Dr. Edward Frank as a Director.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ROCKET LAB USA, INC.

Date:	September 6, 2022	By:	/s/ Arjun Kampani
Arjun Kampani Senior Vice President, General Counsel, and Corporate Secretary

Exhibit 99.1

MEDIA RELEASE

Rocket Lab Welcomes Dr. Edward Frank to Board of Directors

Long Beach, California. 6 September 2022 – Rocket Lab USA, Inc (Nasdaq: RKLB) (“Rocket Lab” or “the Company”) a leading launch and space systems company, today announced that Dr. Edward Frank has been elected to the Company’s Board of Directors.

Dr. Frank joins Rocket Lab’s board following more than 35 years of leadership in innovative technology companies, including serving at Apple, Inc. from 2009 until 2013 as Vice President, Macintosh Hardware Systems Engineering. Dr. Frank also served as Corporate Vice President, Research and Development, of Broadcom Corp, a leading developer of integrated circuits for broadband communication. Dr. Frank was the founding CEO of Epigram, Inc., a developer of integrated circuits and software for home networking, which Broadcom acquired in 1999. Presently, Dr. Frank is Executive Chair of Gradient Technologies, a company delivering next-generation secure identity overlay solutions based on its proprietary cyber-security mesh. Dr. Frank is a named inventor on over 50 patents.

“Ed is a fantastic addition to the Rocket Lab Board, bringing decades of deep tech experience to our team. A well-respected and strategic business leader, Ed has built companies and successfully shepherded them through rapid growth and delivered long term success,” said Rocket Lab founder and CEO, Peter Beck. “We look forward to working together and leveraging Ed’s insights as we continue to strengthen our position as a market-leader in end-to-end space solutions.”

In addition to Rocket Lab, Dr. Frank serves on the Boards of Directors of Analog Devices Inc. (Nasdaq: ADI), Marvell Technology Inc. (Nasdaq: MRVL), and SiTime Corp. (Nasdaq: SITM), as well as being a board member and advisor to several private companies. Dr. Frank holds BSEE and MSEE degrees from Stanford University, and a Ph.D. in Computer Science from Carnegie Mellon University, where he was a Hertz Foundation Fellow, and where has been a member of its Board of Trustees since 2000. He was elected to the National Academy of Engineering for his contributions to the commercialization of WiFi, is a Fellow of the IEEE, and is a National Association of Corporation Directors Board Leadership Fellow.

ENDS

+ Rocket Lab Media Contact

Morgan Bailey

media@rocketlabusa.com

+ About Rocket Lab

Founded in 2006, Rocket Lab is an end-to-end space company with an established track record of mission success. We deliver reliable launch services, satellite manufacture, spacecraft components, and on-orbit management solutions that make it faster, easier and more affordable to access space.

rocketlabusa.com | media@rocketlabusa.com

MEDIA RELEASE

Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron small orbital launch vehicle, the Photon satellite platform and the Company is developing the the large Neutron launch vehicle for constellation deployment. Since its first orbital launch in January 2018, Rocket Lab’s Electron launch vehicle has become the second most frequently launched U.S. rocket annually and has delivered 149 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab’s Photon spacecraft platform has been selected to support NASA missions to the Moon and Mars, as well as the first private commercial mission to Venus. Rocket Lab has three launch pads at two launch sites, including two launch pads at a private orbital launch site located in New Zealand and a second launch site in Virginia, USA which is expected to become operational in 2022. To learn more, visit www.rocketlabusa.com.

rocketlabusa.com | media@rocketlabusa.com